SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

In the Matter of                   )
Energy East Corporation, et al.    )
                                   )                            File No. 70-9609
(Public Utility Holding            )
Company Act of 1935)               )


                           CERTIFICATE OF NOTIFICATION
                               PURSUANT TO RULE 24

     This Certificate of Notification is filed by Energy East Corporation ("Energy East"), a registered holding company, and its subsidiaries pursuant to Rule 24 in connection with the Form U-1 Application/Declaration, as amended (the "Application") filed in this proceeding, and the order of the Securities and Exchange Commission, dated September 12, 2000 (Release No. 35-27228) approving said Application. Energy East is hereby filing with the Commission a copy of each the following reports:

     A - Fair Market Appraisal as of September 1, 2000, prepared in connection with acquisition of CMP Group, Inc. (filed confidentially pursuant to Rule 104).

     B - Fair Market Appraisal as of September 1, 2000, prepared in connection with acquisition of CTG Resources, Inc. (filed confidentially pursuant to Rule 104).

     C - Fair Market Appraisal as of September 1, 2000, prepared in connection with acquisition of Berkshire Energy Resources (filed confidentially pursuant to Rule 104).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ENERGY EAST CORPORATION

                                        By: /s/ Robert D. Kump
                                           ------------------------------------
                                        Name:  Robert D. Kump
                                        Title: Vice President and Treasurer

Dated: November 21, 2000


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